SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               November 24, 2003

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [_] No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On

    --------------------------
    Harel Beit-On
    Chairman of the Board of Directors and Chief Executive Officer

Dated: November 24, 2003

                                                               November 20, 2003



Dear Fellow Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Tecnomatix Technologies Ltd. (the "COMPANY" or "TECNOMATIX") to be held on Thursday, December 18, 2003 at 10:00 a.m. Israel time, at the executive offices of the Company at Delta House, 16 Hagalim Avenue, Herzliya, Israel.

At the meeting, the shareholders shall be requested to elect two directors to replace or succeed the directors whose term in office has expired as of the meeting. The proposed nominees to serve as directors are as follows.

NAME                                 PRINCIPAL OCCUPATION

Kenneth Bialkin                      Partner of the law firm
                                     Skadden, Arps, Slate,
                                     Meagher & Flom LLP
Yaron Eitan                          Partner at SCP Private Equity
                                     Partners II, L.P., a private
                                     equity fund, and  the founder,
                                     President and CEO of Selway
                                     Partners LLC, a technology
                                     holding company

Mr. Bialkin is currently serving as a Tecnomatix director. Mr. Eitan is a new nominee to serve as a director. The directors elected in the meeting shall serve as Class B Directors and their term of office shall be until the Annual General Meeting of shareholders to be held in 2006.

In addition to these proposed directors, Tecnomatix's current directors include:
Messrs. Aharon Dovrat, Shlomo Dovrat and Avi Zeevi, whose term expires at the Annual General Meeting of shareholders to be held in 2004 and Mr. Harel Beit-On, whose term expires at the Annual General Meeting of shareholders to be held in 2005.

In accordance with the Israeli Company's Law, 5759-1999, Israeli companies are required to appoint two external directors. Mr. Gerald B. Cramer, co-founder and Chairman of CRM LLC, and Ms. Talia Livni, Adv., President of Naamat-Israel, currently serve the Company in such capacity, with their term of office expiring in October 2006.

The Articles of Association of the Company provide that the directors (except for the external directors) shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible. To achieve this result, it is proposed to reclassify the Board of Directors to include two directors in each class by including Mr. Shlomo Dovrat in the class of directors whose term expires at the Annual General Meeting of shareholders to be held in 2005. Therefore, subject to the election of Messrs. Bialkin and Eitan as directors, the Board of Directors shall be reclassified as follows:

CLASS A - Messrs. Harel Beit-On and Shlomo Dovrat, whose term shall expire at the Annual General Meeting of shareholders to be held in 2005.

CLASS B - Messrs. Kenneth Bialkin and Yaron Eitan, whose term shall expire at the Annual General Meeting of shareholders to be held in 2006.

CLASS C - Messrs. Aharon Dovrat and Avi Zeevi, whose term shall expire at the Annual General Meeting of shareholders to be held in 2004.

The meeting will act to (i) reclassify the Board of Directors, as detailed above; (ii) elect two new members of the Board of Directors, as described above;
(iii) receive Tecnomatix's 2002 consolidated financial statements; and (iv) reappoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu as the Company's independent public accountants for the year ending December 31, 2003 and authorize the Board of Directors, upon prior approval of the Audit Committee of the Board, to determine their remuneration. Each of the foregoing resolutions will require the vote of a majority of the shares held by the shareholders present in person or represented by proxy and voting at the meeting.

At the meeting, management will also report on the affairs of the Company and a discusstion period will be provided for questions and comments of general interest to the shareholders.


We look forward to greeting those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. We recommend a vote for approval of the proposed resolutions included in the formal notice of the meeting attached hereto. Accordingly, you are urged to sign, date and mail the enclosed Proxy in the envelope provided at your earliest convenience.


Thank you for your cooperation.



                                            Very truly yours,

                                            /s/ Harel Beit-On
                                            -----------------
                                            Harel Beit-On
                                            Chairman of the Board

                          TECNOMATIX TECHNOLOGIES LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 18, 2003

Notice is hereby given that the Annual General Meeting of Shareholders of Tecnomatix Technologies Ltd. (the "Company") will be held on Thursday, December 18, 2003 at 10:00 a.m. Israel time, at the executive offices of the Company at Delta House, 16 Hagalim Avenue, Herzliya, Israel.

The agenda for the Annual General Meeting is as follows:

To adopt the following resolutions by simple majority of those shareholders in attendance in person or by proxy:

     1. To reclassify the Board of Directors so that each class shall include two directors (except the external directors).

     2. To elect two directors to serve as Class B Directors: Messrs. Kenneth Bialkin and Yaron Eitan.

     3. To receive and discuss the Company's Consolidated Balance Sheet as of December 31, 2002 and the Consolidated Statements of Operations for the year then ended.

     4. To ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2003 and to authorize the Board of Directors, upon prior approval of the Audit Committee of the Board, to determine their remuneration.

     5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on November 19, 2003 will be entitled to notice of, and to vote at, the Annual General Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 31.4 of the Articles of Association of the Company, the vote of the senior of the joint holders of any Ordinary Shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Efrat Safran
----------------

Efrat Safran, Adv.
GENERAL COUNSEL AND SECRETARY
TECNOMATIX TECHNOLOGIES LTD.

                          TECNOMATIX TECHNOLOGIES LTD.

                                      PROXY

                    THIS PROXY IS SOLICITED ON BEHALF OF THE
                        BOARD OF DIRECTORS FOR USE AT THE
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 18, 2003

The undersigned shareholder of Tecnomatix Technologies Ltd. (the "COMPANY") hereby appoints Mr. Oren Steinberg and Ms. Efrat Safran, and each of them, as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held on Thursday, December 18, 2003 at 10:00 a.m. Israel time, at the offices of the Company at Delta House, 16 Hagalim Avenue, Herzliya, Israel and at any adjournment thereof.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, REVOKES ANY PROXY OR PROXIES HERETOFORE GIVEN TO VOTE UPON OR ACT WITH RESPECT TO THE UNDERSIGNED'S SHARES AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID PROXIES, THEIR SUBSTITUTES OR ANY OF THEM, MAY LAWFULLY DO BY VIRTUE HEREOF.

[X]  Please mark your votes as in this example.

     FOR                      AGAINST                       ABSTAIN
     [X]                        [_]                           [_]

To (i) reclassify the Board of Directors; (ii) elect two new members of the Board of Directors; (iii) receive the Company's 2002 consolidated financial statements; (iv) reappoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent public accountants for the year ending December 31, 2003 and authorize the Board of Directors, upon prior approval of the Audit Committee of the Board, to determine their remuneration; and (v) vote on such other business as may properly come before the meeting or any adjournment thereof

     FOR                      AGAINST                       ABSTAIN
     [_]                        [_]                           [_]


Print Name: ______________  Signature(s): ______________  Date: ______________

NOTE: Please mark, type name(s), sign exactly as name(s) appear on this proxy, date and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity.